UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Decrease of Holdings in BR Malls Participações SA

On July 3, 2016, Gazit-Globe Ltd. (“Gazit”) reported to the Tel Aviv Stock Exchange and Israeli Securities Authority that, in furtherance of its immediate report dated October 18, 2015, regarding Gazit's holdings in BR Malls Participações SA ( “BR Malls”), Gazit has sold a portion of its shares in BR Malls for a total consideration of R$170 million (one hundred and seventy million Brazilian reals) and has thereby decreased its holdings below 5% (the sold shares, “BR Shares”).

Gazit reported that the realized gain from the sale of the BR Shares is approximately NIS 40 million (forty million New Israeli Shekels). In addition, Gazit reported that the value of its remaining investment in BR Malls, based on the BR Malls share price as of June 30, 2016, excluding the cost of the original purchase price of the BR Malls shares, is approximately NIS 90 million (ninety million New Israeli Shekels).

In addition, Gazit reported that its wholly-owned subsidiary, Gazit Brazil, has purchased an office building located above the shopping center owned by Top Center Shopping Sao Paulo, as well as a parking lot underneath the shopping center, for a total purchase price of approximately R$153 million (one hundred and fifty-three million Brazilian reals), which purchase was primarily funded from the sale proceeds of the BR Shares. The building includes 17 floors and a gross leasable area of approximately 13,450 square meters and includes 370 parking spaces, used both by the shopping center and the office tenants.

About Gazit-Globe

Gazit is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. As of March 31, 2016 Gazit owns and operates 439 properties in more than 20 countries, with a gross leasable area of approximately 6.5 million square meters and a total value of approximately US$ 21.5 billion.

Additional Information

Gazit filed its 2015 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission on April 22, 2016, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual. A comprehensive copy of the annual report can be found on the company’s website at www.gazit-globe.com as well as on the SEC website at www.sec.gov. Security holders may request a hard copy of the annual report, which includes the company’s complete audited financial statements, free of charge. Requests can be made by contacting Gazit-Globe Investor Relations at ir@gazitgroup.com by phone at telephone: +972 3 694 8000.

Investors Contact: IR@gazitgroup.com.

Media Contact: press@gazitgroup.com.

Gazit-Globe Headquarters: Tel-Aviv, Israel, Tel: +972 3 6948000

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: July 5, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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